[redacted]

08027707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 28 2008
503

SEC FILE NUMBER
8-51605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ViewTrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7208 West Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton	FL	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Megan Wallace 561-620-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ViewTrade Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maribeth Soto
Commission # DD403744
Expires: MAR. 07, 2009
WWW.AARONNOTARY.com

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

VIEWTRADE SECURITIES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ViewTrade Securities, Inc.

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViewTrade Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2008

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	31,731
Due from clearing brokers		286,332
Due from related parties (Note 2)		1,922,853
Deposits with clearing brokers		200,000
Securities owned, at market value		13,266
Property, equipment and software, net of accumulated depreciation and amortization of $270,666		333,575
Other receivables		60,850
Other assets		30,135
Total assets	**$**	**2,878,742**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued commissions and payroll	$	71,207
Notes payable (Note 6)		86,550
Accounts payable		122,659
Securities sold, not yet purchased		1,344
Other liabilities		56,870
Total liabilities		338,630
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 5)		346,680
COMMITMENTS AND CONTINGENCIES (Notes 2 and 7)		
SHAREHOLDER'S EQUITY: (Note 4)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1,932,299
Retained earnings		261,132
Total shareholder's equity		2,193,432
Total liabilities and shareholder's equity	**$**	**2,878,742**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	3,217,679
Investment banking		929,325
Trading profit, net		337,177
Other income		641,910
Total revenues		5,126,091
EXPENSES:		
Commissions		1,463,489
Clearance and floor brokerage fees		837,675
Private placement fees		796,280
Salaries, wages and benefits		565,909
Communications and data processing		252,048
Occupancy expenses		229,906
General and administrative		165,285
Execution costs		157,594
Depreciation and amortization		124,393
Regulatory fees		45,951
Interest expense		41,982
Professional fees		22,169
Advertising and promotion		19,707
Total expenses		4,722,388
NET INCOME BEFORE INCOME TAXES		403,703
Income tax provision (Note 3)		(51,637)
NET INCOME	**$**	**352,066**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, December 31, 2006	100	$ 1	$ 1,932,299	$ (90,934)
Net income	-	-	-	352,066
BALANCES, December 31, 2007	**100**	**$ 1**	**$ 1,932,299**	**$ 261,132**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2007

BALANCE, December 31, 2006	$	327,780
Accrued interest		22,680
Current interest payable		(3,780)
BALANCE, December 31, 2007	$	346,680

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	352,066
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		124,393
Decrease in receivable from clearing brokers		99,158
Decrease in securities owned, at market value		165,357
Increase in due from related parties		(332,321)
Decrease in other receivables		15,784
Decrease in other assets		19,525
Decrease in accrued commissions and payroll		(97,003)
Increase in accounts payable		63,449
Decrease in securities sold, but not yet purchased		(25,154)
Increase in other liabilities		44,351
Net cash flows provided by operating activities		429,605
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property, equipment and software		(400,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in subordinated debt		18,900
Payments made on notes payable		(73,141)
Issuance of notes		34,000
Net cash flows used in financing activities		(20,241)
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,364
CASH AND CASH EQUIVALENTS, at beginning of year		22,367
CASH AND CASH EQUIVALENTS, at end of year	**$**	**31,731**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**41,982**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Securities, Inc. (the "Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation ("VTH").

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Owned or Sold, but not yet Purchased

Securities owned or sold, not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Income Taxes

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes.*" Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In July, 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on technical merits, that the positions will be sustained upon examination. FIN 48 is effective for the fiscal years beginning December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases. At December 31, 2007, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2008	**$ 83,448**

Total rental expense of $287,375 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2007.

In addition, at December 31, 2007, the Company had advances to its parent and an entity owned by its parent of $1,922,853. The advances are non-interest bearing, and are due on demand.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - INCOME TAXES

For the year ended December 31, 2007, the Company recorded an income tax provision resulting from income recorded on a separate company basis. The recorded income tax provision of $51,637 is higher than the expected 34% income tax rate due to state income taxes and federal statutory rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2007, there were no significant temporary differences.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $195,243 and $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.73 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - NOTES PAYABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2007, the liabilities subordinated to claims of general creditors shown on the accompanying statement of financial condition represents amounts owed to individuals under three separate subordinated loan agreements. The notes bear interest at 7% and are due on November 15, 2008. The notes are approved by the Financial Industry Regulatory Authority, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

NOTE 6 - NOTES PAYABLE

The Company was fined by the NASD in the amount of $247,500 during the year ended December 31, 2005 and $45,000 during the year ended December 31, 2007. Under the payment agreements, the Company paid 25% of the fines upon signing the agreements and financed the remaining balance of $219,375 over the life of the respective notes. These notes bear interest at prime plus 3% at the date of issuance, payable in monthly installments of principal and interest.

NOTE 6 - NOTES PAYABLE (continued)

The following is a schedule of future maturities of the respective notes payable.

Year	Amount
2008	$ 69,925
2009	10,500
2010	6,125
	$ 86,550

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2007. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2007 market value of the securities. The Company may incur a loss if the market value of the securities increases subsequent to December 31, 2007.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

VIEWTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM RULE 15c3-1 DECEMBER 31, 2007

CREDIT:		
Shareholder's equity	$	2,193,432
Liabilities subordinated to claims of general creditors		346,680
Total credits		2,540,112
DEBITS:		
Nonallowable assets:		
Due from related parties		1,922,853
Property, equipment and software, net		333,575
Other receivables		56,333
Other assets		30,135
Total debits		2,342,896
Net capital before haircuts on securities positions		197,216
Haircuts on securities positions		1,973
NET CAPITAL		195,243
Minimum requirements of 6-2/3% of aggregate indebtedness of $337,286, market maker requirements of $54,975 or $100,000, whicher is greater		100,000
Excess net capital	**$**	**95,243**
AGGREGATE INDEBTEDNESS:		
Accrued commissions and payroll	$	71,207
Accounts payable		122,659
Notes payable		86,550
Other liabilities		56,870
TOTAL AGGREGATE INDEBTEDNESS	**$**	**337,286**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.73 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
ViewTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of ViewTrade Securities, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ViewTrade Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of ViewTrade Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that ViewTrade Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2008

END